SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2005
Commission File No. 1-16247
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
FLOWERS FOODS, INC.
1919 FLOWERS CIRCLE THOMASVILLE, GEORGIA 31757

Page(s)
Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	4

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2005	5

Notes to Financial Statements	6-9

Supplemental Schedule

Schedule I: Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) At December 31, 2005	10

Signatures	11

Exhibit Index	12

Exhibit 23. Consent of PricewaterhouseCoopers LLP

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
of the Flowers Foods, Inc.
401(k) Retirement Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Flowers Foods, Inc. 401(k) Retirement Savings Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 28, 2006

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statements of Net Assets Available For Benefits
As of December 31, 2005 and 2004

	December 31,
	2005	2004
Assets
Investments, at fair value
Collective investment trusts	$12,543,635	$9,247,979
Mutual funds	66,082,944	55,352,083
Flowers Foods, Inc. common stock	18,796,516	13,861,986
Notes receivable from participants	4,008,930	3,125,527

	101,432,025	81,587,575

Cash	1,909	2,463

Contribution receivables
Employer	97,125	86,756
Participants	157,466	140,485

	254,591	227,241

Net assets available for benefits	$101,688,525	$81,817,279

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2005

Additions to net assets attributed to
Investment income:
Interest	$232,489
Dividends	2,599,120
Net appreciation in fair value of investments	6,901,293

9,732,902
Contributions:
Employer	5,642,537
Participants	7,648,034
Rollovers	809,372
Transfer resulting from plan merger (Note 10)	1,458,972

Total additions	25,291,817

Deductions from net assets attributed to
Benefit payments	(5,424,592)
Other receipts, net	4,021

Total deductions	(5,420,571)

Net increase in net assets	19,871,246
Net assets available for benefits at beginning of year	81,817,279

Net assets available for benefits at end of year	$101,688,525

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Putnam Fiduciary Trust Company (“PFTC”) served as plan administrator, trustee and custodian during 2004. Effective January 1, 2005, PFTC assigned to Mercer HR Outsourcing, Putnam’s sister company, all the rights, powers and duties of PFTC under all contracts currently in effect that relate to recordkeeping and administrative services provided by PFTC to the Plan.

Effective January 1, 2005, PFTC resigned as trustee and custodian of the assets of the Plan. Upon this resignation, the Company appointed Mercer Trust as successor trustee and custodian of the Plan. This appointment constituted the Company’s direction to PFTC to transfer to Mercer Trust all right, title and interest in assets of the Plan held by PFTC.

Eligibility for Participation

Employees are identified as eligible or ineligible to participate in the Plan depending on the length of the employee’s employment with the Company. Employees are eligible to participate in the Plan starting the first pay period following a 90-day waiting period from the date of hire. Upon attaining eligibility status, participation in the Plan is voluntary.

Contributions

Allowable employee contributions are 100 percent of the participant’s available pay, up to the IRS maximum amounts.

The Company provides matching contributions which generally are equal to 25-50% of the participant’s elective contributions, limited to contributions on 6% of pay, and provides basic contributions for eligible employees of the company at specified locations as described within the plan documents. During 2005, basic contribution amounts were typically 2% of an employee’s compensation. Effective January 1, 2006, the contribution percentage was increased to 3%. Contribution percentages vary based on the Flowers Foods, Inc. subsidiary for which an employee works.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on each participant’s account balance.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting

Participants vest immediately in their contributions plus allocated earnings thereon. The vesting period for the company match on elective contributions is three years of service. Basic contributions made by the Company for all eligible employees vest after five years of service. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company, and are not reflected in the financial statements.

Distribution of Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements for the Plan are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Common stock is stated at year-end quoted market prices. Mutual funds and collective investment trusts are stated at the reported net asset value of shares held by the plan at year-end. Participant loans are stated at cost, which approximates fair value. Cash equivalents, which consist primarily of highly liquid money market instruments, are stated at cost, which approximates fair value.

Purchases and sales of investments including gains or losses are recorded on a trade-date basis. Interest income is recorded when earned, and dividends are recorded on the ex-dividend date.

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings (see Note 6).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain 2004 balances have been reclassified to conform to the 2005 presentation.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
3.	Investments

The following table presents the Plan’s investments:

	December 31,
	2005	2004
Investments, at Fair Value
Collective investment trusts
Putnam Stable Value Fund, 9,765,881 and 7,312,336 shares, respectively	$9,765,881	$7,312,336
S&P 500 Index Fund, 86,346 and 62,989 shares, respectively	2,777,754	1,935,643

Total collective investment trusts	12,543,635	9,247,979

Mutual funds
Dodge & Cox Stock Fund, 208,498 and 186,157 shares, respectively	28,610,067	24,241,402
Putnam Voyager Fund, 1,034,922 and 972,121 shares, respectively	18,007,642	15,399,477
Pimco Total Return Fund, 1,250,964 and 1,108,235 shares, respectively	13,135,121	11,824,869
George Putnam Fund of Boston, 172,762 and 117,800 shares, respectively	3,095,892	2,127,477
American Europacific Growth Fund, 78,692 and 49,365 shares, respectively	3,234,222	1,758,858

Total mutual funds	66,082,944	55,352,083

Flowers Foods, Inc. common stock, 682,022 and 658,422 shares, respectively (1)	18,796,516	13,861,986
Notes receivable from participants	4,008,930	3,125,527

	$101,432,025	$81,587,575

(1)	Shares as of December 31, 2004 have been adjusted to reflect a 3-for-2 stock split effective July 1, 2005.
At December 31, 2005, the following investments represented five percent or more of the Plan’s net assets: Putnam Stable Value Fund, Pimco Total Return Fund, Dodge & Cox Stock Fund, Putnam Voyager Fund and Flowers Foods, Inc. common stock.

Net appreciation in the fair value of investments for the year ended December 31, 2005 was as follows:

Flowers Foods, Inc. common stock	$4,406,799
Collective investment trusts	123,783
Mutual funds	2,370,711

Total	$6,901,293

4.	Related Party Transactions

At December 31, 2005 and 2004, the Plan held 682,022 shares and 658,422 shares (adjusted to reflect a 3-for-2 stock split effective July 1, 2005) of Flowers Foods, Inc. common stock with a market value of $18,796,516 and $13,861,986, respectively.

5.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

6.	Forfeitures

Company contributions forfeited by persons whose employment with the Company terminated prior to vesting were $417,159 and $452,449 for the years ending December 31, 2005 and 2004, respectively. Forfeited contributions are used to reduce future Company contributions. Unapplied forfeitures were $51,175 and $166,751 at December 31, 2005 and 2004, respectively.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
7.	Income Tax Status

The Internal Revenue Service issued a determination letter dated February 2, 2006, which indicates that the Plan is designed in accordance with the requirements of Section 401 of the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Service.

8.	Party-in-Interest Transactions

Certain Plan investments are shares of money market funds or mutual funds managed by Mercer Trust and shares of Flowers Foods, Inc. common stock. Mercer Trust is the trustee as defined by the Plan and Flowers Foods, Inc. is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. In addition, loans to participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

10.	Plan Merger

During the first quarter of 2005, the Ideal Baking Co. (a wholly-owned subsidiary of the Plan’s sponsor) 401(k) plan (the “Ideal Plan”) was merged into the Plan. At the date of merger, investments held by the Ideal Plan were liquidated and the proceeds were transferred into the Plan and invested in allowable Plan investments as directed by the affected Plan participants.

Schedule I
Flowers Foods, Inc.
401(k) Retirement Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005 (EIN No. 58-2582379/Plan Number 004)

(a) Party in	(b) Identity of	(c) Description of		(e) Current
Interest	Issue	Investment	(d) Cost **	Value
*	Putnam Stable Value Fund	Collective Investment Trust		$9,765,881
	S&P 500 Index Fund	Collective Investment Trust		2,777,754

				12,543,635

	Dodge & Cox Stock Fund	Mutual Fund		28,610,067
*	Putnam Voyager Fund	Mutual Fund		18,007,642
	Pimco Total Return Fund	Mutual Fund		13,135,121
*	The George Putnam Fund of Boston	Mutual Fund		3,095,892
	American Europacific Growth Fund	Mutual Fund		3,234,222

				66,082,944

*	Flowers Foods, Inc.	Common Stock		18,796,516
*	Notes receivable from participants	Notes, with interest rates between 6.0% and 11.5%		4,008,930

				$101,432,025

*	Parties-in-Interest.

**	Cost information not required for participant directed accounts.
See Accompanying Report of Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN
Date: June 28, 2006	By:	/s/ Donald A. Thriffiley, Jr.
Donald A. Thriffiley, Jr. Plan Administrator

Flowers Foods, Inc. 401(k) Retirement Savings Plan
Exhibits to Form 11-K

Exhibit 23.	Consent of PricewaterhouseCoopers LLP